To Siebel Systems Employees:

Since early 2001, the employees of Siebel Systems and its subsidiaries have made a significant financial sacrifice through suspended bonus and merit increase programs and reduced commissions and executive salaries. We thank you all for having made this collective sacrifice in the interest of the company and its shareholders.

A cornerstone of our success has been the motivation of our employees through appropriate levels of cash and equity compensation. In order to address the cash component of your compensation, we announced in July 2002 the reinstatement of the merit increase and MBO programs, effective in the third quarter of 2002. We are now pleased to announce that Siebel Systems’ Board of Directors has approved a proposal allowing eligible employees to exchange outstanding stock options with exercise prices per share of at least $40.00 for consideration of $1.85 per share. As described in the attached documents, this is above the fair value of all such options as determined by the Black-Scholes pricing model. This consideration will be issued in shares of our common stock and, in certain cases, cash. If you receive shares of our common stock, a portion of the shares will be subject to holding requirements, as set forth in detail in the enclosed documents. This is a one-time program designed to focus our efforts on growing the company and driving shareholder value.

We originally granted options to our employees for the following purposes:

•	to provide our employees with an opportunity to acquire or increase a financial interest in Siebel Systems, thereby creating a stronger incentive to assist in achieving our corporate goals;

•	to attract, motivate and reward the most qualified employees; and

•	to strengthen the alignment of interests between our employees and our stockholders.

Siebel Systems, in its discretion, has decided to offer this opportunity because many of our employees’ options—whether or not they are currently exercisable—have exercise prices significantly higher than the current market price of our common stock, and therefore may be unlikely to be exercised in the near future. By providing the opportunity to participate in this offer, we will improve employee morale by realigning our compensation programs to more closely reflect the current market and economic conditions.

Program participation is entirely voluntary, and although our Board of Directors has approved this offer, Siebel Systems makes no recommendation whether or not you should tender your options for exchange. Please note that several events could each cause the offer to be terminated, postponed or amended, including the occurrence of certain legal or regulatory actions, an extension of the termination date beyond September 30, 2002, a material change in our business, and other events as described in the attached documents.

The enclosed documents provide a detailed description of the terms of the offer, the employees who may participate, the conditions to exchanging your options, the risks involved with participating, and other important information. You should carefully read the enclosed materials and understand all aspects of the exchange offer before deciding whether to participate. We also recommend that you consult with your personal tax and financial advisors before you make your participation decision. If you decide to participate, please follow the procedures outlined in the enclosed documents.

As we continue on our mission to build a great company, we want to personally thank you all for your hard work, commitment and professionalism.

Sincerely,

Siebel Systems, Inc.